Sharon Tomko
Talcott Resolution Law Group
1 Griffin Road North
Windsor, CT 06095-1512
Tel. 1-860-791-0119
sharon.tomko@talcottresolution.com

March 12, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8629
Attention: Division of Investment Management

Re:    Talcott Resolution Life Insurance Company Separate Account Ten (“Registrant”)
File No. 333-101929
Putnam Capital Access II/IIR

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statement on Form N-4 be withdrawn. The registration statement was last transmitted as follows:

File Number	Class ID	Date Last Filed	Assession Number	Reason for Request
333-101929	C000005840	06-28-2018	0001628280-18-008736	No sales of this security and no longer any contracts in force

Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/ Sharon Tomko

Sharon Tomko
PM, Registered Product Filings